UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
				(AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                    JUPITER MARINE INTERNATIONAL HOLDINGS INC
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                  48206Q-10-3
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 17, 2007
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  48206Q-10-3

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       1,852,836
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power            0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  1,852,836
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power       0
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11. Aggregate Amount Beneficially Owned           1,852,836
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     9.8%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

Common stock of Jupiter Marine International Holdings Inc., 1103 12th Avenue East, Palmetto, FL 34208.

ITEM 2.   Identity and Background

Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any allegations, proceedings, judgements, or enjoinments of or related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

Personal funds in the aggregate amount of $184,412.07 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Respondent is filing this amendment to the original Form 13D filing (dated Sept. 14, 2007) to reflect an increase in his ownership percentage of Jupiter Marine Common Stock from 7.6% to 9.8%.

Respondent continues to oppose Jupiter Marine's proposed reverse merger with Diamond Information Institute as a breach of fiduciary responsibility on the part of Jupiter Marine's majority (management) shareholders, and a blatant act of management "self-dealing," and continues to seek the abandonment of the
transaction.   Respondent believes the dramatic 40%+ plunge in Jupiter Marine's stock price, since the announcement of the transaction (despite respondent's significant open market purchases), evidences the market's belief that the proposed deal represents a huge destruction of value for minority share-holders, and a direct expropriation on the part of Jupiter Marine's majority shareholders (who are going from 53% control of the boat business to 100%) from the pockets of the minority.

Respondent has written a letter to Diamond management, dated September 26, 2007, which is attached hereto, requesting that the Diamond deal be scuttled. Respondent hastens to point out that he now is the second largest shareholder in Jupiter Marine, surpassing actual share ownership (excluding unexercised options) of CFO Lawrence Tierney, and believes that he (and the other minority Jupiter shareholders, for that matter) have just as much right to maintain their ownership interest in the boat business, as Mr. Tierney does.


ITEM 5.   Interest in Securities of the Issuer

As of September 27, 2007, respondent has sole voting and dispositive power over 1,852,836 shares of Jupiter Marine International Holdings Inc. common stock. According to the the company's latest 10-Q filing, as of May 25, 2007, there were 18,863,861 common shares outstanding. Respondent is therefore deemed to own 9.8% of the company's common stock. Transactions effected by the respondent since the original 13D filing, dated Sept. 14, 2007, were performed in ordinary brokerage transactions, on the OTC Bulletin Board, and are indicated as follows:

09/17/07  purchased 205,000 shares @ $.067
09/18/07  purchased   6,350 shares @ $.066
09/19/07  purchased 175,000 shares @ $.067
09/20/07  purchased  25,000 shares @ $.068


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Letter to Diamond Information Institute (aka Bergio, Inc.) President Berge Abajian, dated Sept. 26, 2007, is attached.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/27/07
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor